                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ____)(1)


                                  AdForce, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    006867105
                             ---------------------
                                 (CUSIP Number)

                   William Williams, II, Esq., General Counsel
                                   CMGI, Inc.
               100 Brickstone Square, Andover, Massachusetts 01810
                                 (978) 684-3880
- --------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 20, 1999
- --------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequet amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               -----------------
CUSIP NUMBER 006867105                                         Page 2 of 8 Pages
                                                               -----------------

- --------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CMGI, Inc.        04-2921333
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
      N/A                                                               (b)  |_|
- --------------------------------------------------------------------------------
3     SEC USE ONLY


- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  |_|
      N/A
- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        3,978,761
                  --------------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,439,180
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               3,978,761
    WITH          --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        N/A
- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,417,941
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      57.1%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
- --------------------------------------------------------------------------------

                      *See Instructions Before Filling Out

                                                               -----------------
CUSIP NUMBER 006867105                                         Page 3 of 8 Pages
                                                               -----------------

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CMGI, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.     Security and Issuer.

            This statement on Schedule 13D relates to the Common Stock of AdForce, Inc., a Delaware corporation ("AdForce" or "Issuer"). The principal executive offices of AdForce are located at 10590 North Tantau Avenue, Cupertino, California 95014.

Item 2.     Identity and Background.

            The name of the corporation filing this statement is CMGI, Inc., a Delaware corporation ("CMGI"). CMGI's principal business is developing and operating Internet and direct marketing companies and funding synergistic Internet companies through its affiliated venture funds. The address of the principal executive offices of CMGI is 100 Brickstone Square, Andover, Massachusetts 01810. Set forth on Schedule A is the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of CMGI's directors and executive officers, as of the date hereof.

            Neither CMGI nor, to CMGI's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

Item 3.     Source and Amount of Funds or Other Consideration.

            Pursuant to an Agreement and Plan of Merger, dated as of September 20, 1999 (the "Merger Agreement"), among CMGI, Artichoke Corp., a Delaware corporation and a wholly owned subsidiary of CMGI ("Merger Sub"), and AdForce and, subject to the conditions set forth therein (including approval by stockholders of AdForce), Merger Sub will merge with and into AdForce and AdForce will become a wholly owned subsidiary of CMGI (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into AdForce with AdForce remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of AdForce Common Stock, other than shares owned by CMGI, will be converted into the right to receive 0.262 of a share (the "Exchange Ratio") of CMGI Common Stock, and each outstanding option to purchase AdForce Common Stock under

                                                               -----------------
CUSIP NUMBER 006867105                                         Page 4 of 8 Pages
                                                               -----------------

            AdForce's stock option plans (each a "AdForce Common Stock Option") will be assumed by CMGI (each an "Assumed Option") and will become an option to purchase that number of shares of CMGI Common Stock as is equal (subject to rounding) to the number of shares of AdForce Common Stock that was subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of AdForce Common Stock at which such AdForce Common Stock Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by this reference.

            In connection with the Merger Agreement, CMGI and the Issuer entered into a Stock Option Agreement, dated as of September 20, 1999 (the "Option Agreement"). The Option Agreement grants CMGI the right, under certain circumstances, to purchase up to 3,978,761 shares of Issuer Common Stock at a price of $20.96 per share (subject to adjustment); provided, however, that the number of shares issuable to CMGI pursuant to the Option Agreement shall not exceed 19.9% of the outstanding shares of the AdForce Common Stock (the "Option"). The foregoing summary of the Option Agreement and the Option is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by this reference.

Item 4.     Purpose of Transaction.

            (a)-(b) As described in Item 3 above, this statement relates to the Merger of Merger Sub with and into AdForce in a statutory merger pursuant to the Delaware General Corporation Law and to the Option Agreement. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and AdForce will continue as the Surviving Corporation and as a wholly owned subsidiary of CMGI. Holders of outstanding AdForce Common Stock will receive, in exchange for each share of AdForce Common Stock held by them, 0.262 shares of CMGI Common Stock. CMGI will assume the outstanding options issued under AdForce stock option plans.

            As an inducement to CMGI to enter into the Merger Agreement, each of the individuals and the entities set forth on Schedule B, each a stockholder of AdForce (collectively, the "Stockholders"), has executed a Stockholder Agreement, dated as of September 20, 1999, with CMGI (the "Stockholder Agreement"), and, by doing so, has irrevocably appointed CMGI as such stockholder's lawful attorney and

                                                               -----------------
CUSIP NUMBER 006867105                                         Page 5 of 8 Pages
                                                               -----------------

            proxy. Such proxy gives CMGI the limited right to vote each of the 7,439,180 shares of AdForce Common Stock beneficially owned by the Stockholders in all matters related to the Merger. The shared voting power with the Stockholders relates to the same 7,439,180 shares of Issuer Common Stock (the "Shares"). The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the Stockholder Agreement included as Exhibit 3 to this
            Schedule 13D and incorporated herein in its entirety by reference.

            In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholders, CMGI (or any nominee of CMGI) will be limited, at every AdForce stockholders meeting and every written consent in lieu of such meeting, to vote the shares in favor of approval of the Merger and the Merger Agreement. The Stockholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

            (c) Not applicable.

            (d) It is anticipated that, upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of merger Sub, until their respective successors are duly elected or appointed and qualified.

            (e) Other than as a result of the Merger described in Item 3 above, not applicable.

            (f) Not applicable.

            (g) Upon consummation of the Merger, the Certificate of Incorporation of AdForce, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article 4 of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000, all of which shall consist of Common Stock, $.01 par value per share." Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger shall be the By-laws of the Surviving Corporation until hereafter amended; provided, however, that the name of the corporation set forth in the By-laws shall be changed to the name of the Issuer. In addition, each of the Merger Agreement

                                                               -----------------
CUSIP NUMBER 006867105                                         Page 6 of 8 Pages
                                                               -----------------

            and the Option Agreement may have the effect of impeding the acquisition of control of Issuer by any person other than CMGI.

            (h)-(i) If the Merger is consummated as planned, the AdForce Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

            (j) Other than as described above, CMGI currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although CMGI reserves the right to develop such plans).

Item 5.     Interest in Securities of the Issuer.

            (a)-(b) As a result of the Stockholder Agreement, CMGI may be deemed to be the beneficial owner of at least 11,417,941 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 57.1% of the issued and outstanding shares of Issuer Common Stock. Schedule B sets forth the applicable information required by Item 2 with respect to each of the Stockholders with whom the power to vote is shared.

            (c)-(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Other than the Merger Agreement, the Option Agreement and the Stockholder Agreement, to the best knowledge of CMGI, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of AdForce, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

            The following documents are filed as exhibits:

            1. Agreement and Plan of Merger, dated as of September 20, 1999, by and among CMGI, Merger Sub and AdForce.

                                                               -----------------
CUSIP NUMBER 006867105                                         Page 7 of 8 Pages
                                                               -----------------

            2. Stock Option Agreement, dated as of September 20, 1999, between CMGI, and AdForce.

            3. Stockholder Agreement, dated as of September 20, 1999, by and among CMGI and each of the Stockholders.

                                                               -----------------
CUSIP NUMBER 006867105                                         Page 8 of 8 Pages
                                                               -----------------

                                        SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


DATED:      September 29, 1999

                                    CMGI, INC.


                                    By: /s/ Andrew J. Hajducky III
                                        ----------------------------------
                                        Andrew J. Hajducky III

                                    Title: Executive Vice President, Chief
                                           Financial Officer and Treasurer

                                   Schedule A


                     NAME                               BUSINESS ADDRESS
- -----------------------------------------------  -------------------------------
- --------------------------------------------------------------------------------
EXECUTIVE OFFICERS OF CMGI:
- --------------------------------------------------------------------------------
David Andonian                                   100 Brickstone Square
President, Corporate Business Development        Andover, MA 01810
 & Operations
- --------------------------------------------------------------------------------
Andrew J. Hajducky III                           100 Brickstone Square
Executive Vice President, Chief Financial        Andover, MA 01810
 Officer and Treasurer
- --------------------------------------------------------------------------------
Hans G. Hawrysz                                  100 Brickstone Square
President, Strategic Planning                    Andover, MA 01810
- --------------------------------------------------------------------------------
Paul L. Schaut                                   100 Brickstone Square
President, Chief Executive Officer, Engage       Andover, MA 01810
 Technologies, Inc. (a subsidiary of CMGI)
- --------------------------------------------------------------------------------
Richard F. Torre                                 100 Brickstone Square
President, Chief Executive Officer, SalesLink    Andover, MA 01810
 Corporation (a subsidiary of CMGI)
- --------------------------------------------------------------------------------
David S. Wetherell                               100 Brickstone Square
Chairman of the Board, President, Chief          Andover, MA 01810
 Executive Officer and Secretary
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

DIRECTORS OF CMGI (PRESENT PRINCIPAL OCCUPATION):
- --------------------------------------------------------------------------------
William H. Berkman                               The Associated Group
(Principal, The Associated Group)                650 Madison Avenue
                                                 New York, NY 10022
- --------------------------------------------------------------------------------
Craig D. Goldman                                 Cyber Consulting Services Corp.
(Chief Operating Officer)                        1058 Ramapo Valley Road
                                                 Mahwah, NJ 07430
- --------------------------------------------------------------------------------
Avram Miller                                     The Avram Miller Company
(Chief Executive Officer)                        505 Montgomery Street
                                                 San Francisco, CA 94111
- --------------------------------------------------------------------------------
Robert J. Ranalli                                2923 Indigo Bush Way
                                                 Naples, FL 34105
- --------------------------------------------------------------------------------
William D. Strecker                              Compaq Computer Corporation
(Senior Vice President of Technology and         MS-110806
 Corporate Development, Chief Technical          20555 State Highway 249
 Officer, Compaq Computer Corporation)           Houston, TX 77070-2649
- --------------------------------------------------------------------------------
David S. Wetherell                               See Above
- --------------------------------------------------------------------------------

Citizenship of the above named persons:  USA

                                  Schedule B

- --------------------------------------------------------------------------------
                                                                          NO.
                     STOCKHOLDER                                       OF SHARES
- --------------------------------------------------------------------------------
Charles W. Berger                                                        900,000
Present Principal Occupation: Chief Executive Officer, President
and Chairman of the Board of AdForce, Inc. (a provider of
products and services that allow advertisers and publishers to target, deliver, measure and analyze Internet advertising
programs)
Business Address:  10590 North Tantau Avenue, Cupertino, CA 95014
Citizenship:  USA
- --------------------------------------------------------------------------------
Hummer Winblad Venture Partners II, L.P.  (a venture capital fund)     1,099,614
Address and Contact:  Mark P. Gorenberg, Partner, Hummer Winblad
Venture Partners, 2 South Park, San Francisco, CA  94107
Place of Organization: Delaware
- --------------------------------------------------------------------------------
21st Century Internet Fund, L.P. (a venture capital fund)              1,145,428
Address and Contact:  J. Neil Weintraut, Managing Member,
2 South Park, San Francisco, CA  94107
Place of Organization: Delaware
- --------------------------------------------------------------------------------
Convergence Ventures I, L.P. (a venture capital fund)                    991,332
Address and Contact:  Eric Di Benedetto, General Partner,
Convergence Partners, L.P., 3000 Sand Hill Road, Building 2,
Suite 235, Menlo Park, CA  94025
Place of Organization: Delaware
- --------------------------------------------------------------------------------
Washington Holdings, L.P. (an investment fund)                           530,952
Address and Contact:  Dirk A. Wray, General Partner,
6350-B Yarrow Dr., Carlsbad, CA  92009
Place of Organization: Nevada
- --------------------------------------------------------------------------------
360 Capital Partners, L.P.  (an investment fund)                       1,268,500
Address and Contact:  John Peace, 360 East 22nd Street,
Lombard, IL 60148
Place of Organization: Illinois
- --------------------------------------------------------------------------------
IBL Corporation (a holding company)                                    1,039,916
Address and Contact:  Pinak P. Maitra, Vice President,
c/o Larry Griffin, Hunter Capital, P.O. Box 682547,
Park City, UT  84068
Place of Organization: British Virgin Islands
- --------------------------------------------------------------------------------
Attractor, L.P. (an investment fund)                                     416,898
Address and Contact:  Harvey Allison, Managing Member of its
General Partner, 1110 Burlingame Avenue, Suite 211,
Burlingame, CA  94010
Place of Organization: Delaware
- --------------------------------------------------------------------------------
Attractor Institutional, L.P. (an investment fund)                        46,540
Address and Contact:  Harvey Allison, Managing Member of its
General Partner, 1110 Burlingame Avenue, Suite 211,
Burlingame, CA  94010
Place of Organization: Delaware
- --------------------------------------------------------------------------------


To the best of CMGI's knowledge, none of the above persons and/or entities are required to disclose legal proceedings pursuant to Items 2(d) or 2(e).